ABAKAN INC.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

October 31, 2011

Rufas G. Decker

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:  Abakan Inc.

        Amendment 1 to Current Report on Form 8-K

Filed September 27, 2011

Current Report on Form 8-K

Filed March 25, 2011

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011

Filed September 13, 2011

File No. 000-52784

Dear Mr. Decker:

Thank you for your comments dated October 17, 2011 in connection with Abakan Inc.’s submissions on Form 8-K dated September 27, 2011 and March 25, 2011 respectively and on Form 10-K dated September 13, 2011.

We write to confirm our request for up to an additional ten business days, or until November 14, 2011, to respond to comments presented and to amend the affected submissions accordingly. Our request for additional time is made necessary by the timing of the comments which corresponded with the time set aside for the preparation of our current disclosure on Form 10-Q. Since our most recent Form 10-Q has now been filed we are able to devote the time necessary to produce a proper response.

Abakan Inc. thanks you for your consideration of its request and respectfully asks that in the event this extension request is not acceptable that such position is communicated to it as soon as is practicable at the following address, telephone number and fax number:

Robert H. Miller

Chief Executive Officer

Abakan Inc.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

Telephone: (786) 206-5368

Facsimile: (786) 347-7706

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Robert H. Miller

Robert H. Miller, Chief Executive Officer

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